

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2019

Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

> **Re: 3M Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 7, 2019**
> **File No. 001-03285**

Dear Mr. Gangestad:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Electronics and Machinery